NYSE
AN ICE EXCHANGE

November 29, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following Shares of beneficial interest, no par value, each a series of SIMPLIFY EXCHANGE TRADED FUNDS, under the Exchange Act of 1934:

- Simplify Gold Strategy PLUS Income ETF
- Simplify US Small Cap PLUS Income ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com